Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

August 6, 2009

Item 3	News Release

The news release dated August 6, 2009 was disseminated through Marketwire’s Canadian and US Investment and UK Media and Analysts Networks.

Item 4	Summary of Material Change

Silver Standard Resources Inc. reported principal project updates and financial highlights from the company’s second quarter of 2009.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated August 6, 2009.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Joseph J. Ovsenek, Senior Vice President, Corporate
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 6th day of August, 2009

August 6, 2009	News Release 09-21

SILVER STANDARD REPORTS SECOND QUARTER 2009 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. reports the following principal project updates and financial highlights from the company’s second quarter of 2009. Effective January 1, 2009, the company adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars unless otherwise noted.

Update on Pirquitas Mine Ramp-up

During the second quarter, the company commenced the ramp-up of the plant by feeding historical jig tailings to the ball mill as planned. However, start-up issues were encountered, which resulted in delays. Following resolution of these start-up issues, operations were adversely affected by unseasonably cold weather until additional cold weather protective systems were installed. The ball mill and flotation circuits are now operating consistently and producing concentrate with the first concentrate shipment of 100 tonnes occurring at the end of July. The focus for this quarter is commissioning the crushing and tin circuits and improving silver concentrate grade.

With the delays caused by start-up issues, Pirquitas is now expected to produce approximately 3 million ounces of silver in 2009 and to achieve full production in 2010 of approximately 10 million ounces of silver.

As of June 30, 2009, the company had expended $221 million in construction costs. With the delays in start up, capital costs are now estimated to be $233 million.

Financial Highlights

  The company reports a second quarter loss of $1.4 million ($0.02 per share) for the three months ended June 30, 2009 compared to a loss of $ 5.9 million ($0.09 per share) for the second quarter of 2008.
  For the three months ended June 30, 2009, Silver Standard incurred $25.5 million for construction, $15.5 million for pre-operating costs and $0.1 million for mining equipment at the Pirquitas Mine.
  Significant exploration expenditures to advance other projects during the quarter included $1.2 million at the Pitarrilla Project in Mexico; $1.2 million at the San Luis Project in Peru; $0.6 million at the Diablillos Project in Argentina; and $1.0 million at the Snowfield Project in Canada.
  Cash and cash equivalents decreased from $72.0 million at December 31, 2008 to $52.8 million at June 30, 2009.

Selected Financial Data
($000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial position of the company for the six months ended June 30, 2009 and June 30, 2008 and the audited figures at December 31, 2008.
	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
Loss for period	(1,374)	(5,913)	(3,972)	(3,585)
Loss per share	(0.02)	(0.09)	(0.06)	(0.06)
Cash used in operating activities	(9,390)	(76)	(13,396)	(8,128)
Cash generated by financing activities	1,205	-	94,959	137,970
Cash used in investing activities	(46,703)	(40,896)	(100,741)	(29,577)

Financial Position	June 30, 2009		December 31, 2008
Cash and cash equivalents	52,835		72,013
Marketable securities	8,187		10,923
Current assets – total	66,403		86,814
Current liabilities - total	28,513		45,328
Working capital	37,890		41,486
Total assets	653,622		567,905

Principal Project Updates

San Luis, Ancash, Peru

A feasibility study on placing the project into production is underway and is expected to be completed in the third quarter of 2009. An environmental impact study has also been initiated and is scheduled to be completed by the end of 2009. The joint venture is currently negotiating long-term land access agreements for the project.

Silver Standard presently holds a 55% interest in the San Luis Project and has elected to increase its interest to 70% by completing a feasibility study. Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla, Durango, Mexico

During the second quarter, the company reported the results of a pre-feasibility study for the underground component of the Breccia Ridge Zone, the potential first phase of a staged underground and open pit development of Pitarrilla (news release dated June 24, 2009). Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces. Proven and probable reserves for the company now total 286.8 million ounces of silver.

The Breccia Ridge Zone, containing 63% of Pitarrilla’s total silver resource of 643.6 million ounces of measured and indicated silver resources and 82.3 million ounces of inferred silver resources, is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

As presented in the pre-feasibility study, the underground project has a 12-year mine life, mining 4,000 tonnes per day and producing approximately seven million ounces of silver per year. Capital costs are projected at $277 million with average operating costs of $33.81/tonne. Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead. Ore processing will produce two concentrates: lead and zinc.

Breccia Ridge Underground

As part of the pre-feasibility study, the potential for underground bulk mining opportunities was identified for the Breccia Ridge underground resource which requires further study. As a result, a scoping study is underway, to be followed, if warranted, by a pre-feasibility study on the Breccia Ridge underground project. Feasibility-level studies are also continuing on certain aspects of the project.

Open Pit Opportunities

Concurrent with the advancement of the Breccia Ridge underground project, a scoping study is underway, to be followed, if warranted, by a pre-feasibility study on the Breccia Ridge open-pit opportunity. Metallurgical testwork on recoveries of the open-pit, oxide-sulfide material is in progress along with geotechnical drilling data for pit design.

In addition to Breccia Ridge, engineering and testwork continues on the four other surface zones: Peña Dike, Cordon Colorado, Javelina Creek and South Ridge. These four zones contain approximately one-third of total Pitarrilla resources and will complement the contemplated underground and open-pit scenarios of Breccia Ridge.

A total of $1,155,000 was spent on the Pitarrilla Project in Mexico during the quarter compared to $4,545,000 in the same quarter of the prior year. Pitarrilla is 100%-owned by Silver Standard and is among the largest silver discoveries in the last decade.

Diablillos, Salta, Argentina

In the second quarter, Silver Standard reported an updated resource estimate (news release dated June 18, 2009) for the Diablillos Project in the Province of Salta in northern Argentina. Diablillos is located 275 kilometers (171 miles) south of the company’s Pirquitas Mine in the Province of Jujuy. The resource estimate follows recent diamond drilling which was successful in converting a significant portion of the previously reported inferred resources into the indicated category.

The following block model resource estimate is for the Oculto Zone, one of 11 mineralized zones identified on the property.

Diablillos Project - Oculto Zone Resource Summary – June 2009 (1)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained Ounces(1)
				Gold (in oz.)	Silver (in millions of oz.)
Indicated	21.6	0.922	111	640,000	77.1
Inferred	7.2	0.807	27	187,000	6.3
(1) The cut-off grade is based on US$10.00 recovered metal values (RMV) and the following metal prices and recoveries: gold (US$700/oz, 65%); and silver (US$11.00, 40%).

Based on a locked-cycle metallurgical program using conventional milling, preliminary precious metal recoveries averaged 86.9% for gold and 87.0% for silver. The heap leaching characteristics of the mineralization were also tested on a number of composites. Recoveries from column tests using a ¾ inch crush averaged 65.2% for gold and 43.5% for silver. A pre-feasibility study will be undertaken that will explore various combinations of milling and heap leaching alternatives for this significant silver-gold resource.

A total of $555,000 was spent at the wholly-owned, silver-gold Diablillos Project in Argentina during the quarter compared to $967,000 in the same quarter of the prior year.

Snowfield, British Columbia, Canada

The Snowfield Project hosts a significant gold resource comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne. There are currently six drills on site to complete at least 20,000 meters of diamond drilling this year. Results will be reported as received and a resource update is expected in the fourth quarter.

The Snowfield resource is part of an expansive gold camp located 65 kilometres north of the town of Stewart and 20 kilometres southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

A total of $976,000 was spent at the wholly-owned gold project, compared to $140,000 in the same period in 2008.

Management Discussion & Analysis and Conference Call

For the full Second Quarter 2009 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call with management to review Second Quarter 2009 financial results and project activities is scheduled on Friday, August 7, 2009 at 11:00 a.m. EDT.

Toll-free in North America:	(877) 545-1491
All other calls:	(719) 325-4847

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/presentations.cfm.

The call will be archived and available at www.silverstandard.com after August 6, 2009. Audio replay will be available for one week by calling:

Toll-free in North America:	(888) 203-1112, replay passcode 6056624.
Overseas callers may dial:	(719) 457-0820, replay passcode 6056624.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)